 As filed with the Securities and Exchange Commission on November 14, 2005

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2005

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title:   CFO

Date: November 14, 2005

FOR IMMEDIATE RELEASE
November 1, 2005

5.87 PER CENT OF THE SHARES IN VERSATEL TENDERED DURING POST-ACCEPTANCE PERIOD

Stockholm – Further to the earlier press releases of Tele2 Finance B.V. (“Tele2”), issued together with Versatel Telecom International N.V. (“Versatel”) and funds advised by Apax Partners, dated 18 July 2005, 17 August 2005, 8 September 2005, 13 September 2005, 10 October 2005 and 14 October 2005, and its sole press release dated 27 October 2005, Tele2 announces that 30,732,106 shares in the capital of Versatel (“Shares”) have been tendered during the post-acceptance period, representing 5.87 per cent. of the issued and outstanding share capital of Versatel.

The total number of Shares and Bonds tendered under Tele2’s public offers would represent, should all Bonds be converted into Shares, approximately 82.39 per cent. of the consequently diluted share capital of Versatel.

Together with the Shares tendered during the initial offer period, 418,155,141 Shares, representing 79.87 per cent. of the issued and outstanding share capital of Versatel, and 1,250 of the 3.875 per cent. convertible senior notes due 2011 convertible into ordinary shares in the capital of Versatel (“Bonds”), representing 100 per cent. of the issued and outstanding Bonds, have been tendered under Tele2’s public offer for all Shares and Bonds.

With reference to its press release dated 10 October 2005, Tele2 will pay, no later than 7 November 2005, an amount of EUR 0.808415 in cash for each Share validly tendered (or defectively tendered provided that such defect has been waived by Tele2) during the post-acceptance period, being the Offer Price per Share (as defined in the offer memorandum dated 14 September 2005) of EUR 2.20 less the amount of the distribution made on the Shares on 17 October 2005 of EUR 1.391585 per Share. The total amount payable to holders of Shares will be rounded up, if rounding is necessary. Holders of Shares are reminded that Shares tendered in the post-acceptance period may not be withdrawn.

CONTACTS
Lars-Johan Jarnheimer, President and CEO	+ 46 8 562 640 00
Håkan Zadler, CFO	+ 46 8 562 640 00
Per Borgklint, Market Area Director Benelux	+ 31 20 702 02 02
Dwayne Taylor, Investor Relations, London	+ 44 20 7321 5038
Lena Krauss, Investor Relations, Stockholm	+ 46 8 562 000 45
Sarah Hamilton, M:Communications, London	+ 44 78 36 295 291
Nick Fox, M:Communications, London	+ 44 77 11 727 618
Anne Louise Van Lynden, Investor Voice, Amsterdam	+ 31 65 4315 549
Carina Hamaker, Investor Voice, Amsterdam	+ 31 65 3749 959

Visit us at our homepage: http://www.tele2.com

This press release is a public announcement as meant within article 9b paragraph 1 of the Bte 1995.

This press release appears in Swedish also. In the event of any inconsistency, the English version will prevail over the Swedish version.

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have more than 30 million customers in 25 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. In 2004 we had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.